SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 5)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF

THE SECURITIES EXCHANGE ACT OF 1934

NTS, INC.

(Name of the Issuer)

NTS, INC.

TOWER THREE PARTNERS LLC

TOWER THREE PARTNERS FUND II LP

TOWER THREE PARTNERS FUND II GP LP

TOWER THREE PARTNERS FUND II GP LLC

T3 NORTH HOLDINGS, LLC

T3 NORTH INTERMEDIATE HOLDINGS, LLC

NORTH MERGER SUB, INC.

GUY NISSENSON

(Name of Persons Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

62943B105

(CUSIP Number of Class of Securities)

Niv Krikov

Chief Financial Officer

NTS, Inc.

1220 Broadway

Lubbock, Texas 79401

(806) 771-5212

with copies to:

Kevin J. Sullivan	Arthur S. Marcus	Mark W. Jeanfreau
Weil, Gotshal & Manges LLP	Sichenzia Ross Friedman Ference LLP	Phelps Dunbar LLP
100 Federal Street, Floor 34	61 Broadway, 32nd Floor	Canal Place
Boston, MA 02110	New York, NY 10006	365 Canal Street, Suite 2000
(617) 772-8333	(646) 810-0592	New Orleans, LA 70130
(504) 584-9236

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if this is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation(*)	Amount of Filing Fee(**)
$91,473,619	$11,781.80

*	For purposes of calculating the fee only, the maximum aggregate value was determined based on the sum of: (A) 42,068,055 shares of Common Stock multiplied by $2.00 per share; (B) options to purchase 7,141,677 shares of Common Stock with exercise prices less than $2.00 per share multiplied by $0.90 (which is the difference between $2.00 and the weighted average exercise price of $1.10 per share); and (C) warrants to purchase 1,400,000 shares of Common Stock with exercise prices less than $2.00 per share multiplied by $0.65 (which is the difference between $2.00 and the weighted average exercise price of $1.35 per share).

**	In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying 0.0001288 by the sum of the preceding sentence.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11,781.80

Form or Registration No.:	Proxy Statement on Schedule 14A

Filing Party:	NTS, Inc.

Date Filed:	November 22, 2013

INTRODUCTION

This Amendment No. 5 (the “Final Amendment”) to Rule 13E-3 transaction statement on Schedule 13E-3 (together with the exhibits hereto, the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) jointly by the following persons (collectively, the “filing persons”): Tower Three Partners LLC, a Delaware limited liability company, Tower Three Partners Fund II LP, a Delaware limited partnership, Tower Three Partners Fund II GP LP, a Delaware limited partnership, Tower Three Partners Fund II GP LLC, a Delaware limited liability company, T3 North Holdings, LLC, a Delaware limited liability company, T3 Intermediate Holdings, LLC, a Nevada limited liability company (“Parent”), North Merger Sub, Inc., a Nevada corporation (“Merger Sub”), and Guy Nissenson (collectively referred to in this Transaction Statement as the “Purchaser Group”) and NTS, Inc., a Nevada corporation (the “Company”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

Item 15.	Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On February 26, 2014, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to approve a proposal to adopt the Agreement and Plan of Merger, dated as of October 20, 2013, by and among Parent, Merger Sub and the Company (the “Merger Agreement”) by the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Common Stock entitled to vote thereon that were voted for or against the proposal to adopt the Merger Agreement.

On June 6, 2014, the Company filed a Certificate of Merger with the Secretary of State of the State of Nevada, pursuant to which Merger Sub was merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. At the effective time of the Merger, (a) each issued and outstanding share of Common Stock immediately prior to the effective time of the Merger (other than certain excluded shares) was converted into the right to receive $2.00 in cash, without interest, less any applicable withholding taxes, and (b) the separate corporate existence of Merger Sub ceased.

As a result of the Merger, the Common Stock has ceased to trade on NYSE MKT (f/k/a NYSE Amex LLC) as of the Close of Trading on June 6, 2014 and the Tel Aviv Stock Exchange Ltd. as of the close of trading on June 5, 2014 and became eligible for delisting from these exchanges and termination of registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) thereunder. Accordingly, the Company has requested that NYSE MKT file an application on Form 25 with the Securities and Exchange Commission (“SEC”) to report that the Company is no longer listed on NYSE MKT and the Company will file a Certification and Notice of Termination of Registration on Form 15 with the SEC in order to deregister the Common Stock and suspend its reporting obligations under the Exchange Act.

Item 16.	Exhibits

Item 1016 of Regulation M-A:

Exhibit	Description
(a)(1)	Definitive Proxy Statement of NTS, Inc., incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on January 23, 2014 (the “Proxy Statement”).

(a)(2)	Letter to Shareholders of NTS, Inc., incorporated herein by reference to the Proxy Statement.

(a)(3)	Notice of Special Meeting of Shareholders of NTS, Inc., incorporated herein by reference to the Proxy Statement.

(a)(4)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(5)*	Form 8-K of NTS, Inc., incorporated by reference to the Form 8-K filed with the Securities and Exchange Commission on October 21, 2013.

(a)(6)	Amendment to Proxy Statement of NTS, Inc., incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on March 5, 2014

(b)	None.

(c)(1)*	Opinion of Oberon Securities, LLC, dated as of October 20, 2013, rendered to the Board of Directors of NTS, Inc., which is attached as Annex C to the Proxy Statement and incorporated herein by reference.

(c)(2)*	Opinion of B. Riley & Co., LLC, dated as of October 20, 2013, rendered to the Board of Directors of NTS, Inc., which is attached as Annex D to the Proxy Statement and incorporated herein by reference.

(c)(3)*	Financial analysis presentation materials prepared by Oberon Securities, LLC. and reviewed with the Board of Directors of NTS, Inc. on October 20, 2013.

(c)(4)*	Financial analysis presentation materials prepared by B. Riley & Co., LLC. and reviewed with the Board of Directors of NTS, Inc. on October 20, 2013.

(c)(5)*	Presentation Materials prepared by Company management and provided to Tower Three on April 24, 2013.

(c)(6)*	Presentation Materials prepared by Company management and provided to Oberon Securities and B. Riley & Co. on October 11, 2013.

(c)(7)**	Financial analysis presentation materials prepared by Oberon Securities, LLC and reviewed with the Board of Directors of NTS, Inc. on October 15, 2013.

(c)(8) **	Financial analysis presentation materials prepared by B. Riley & Co., LLC and reviewed with the Board of Directors of NTS, Inc. on October 15, 2013.

(d)(1)	Agreement and Plan of Merger, dated as of October 20, 2013, by and among NTS, Inc., T3 North Intermediate Holdings, LLC and North Merger Sub, Inc., which is attached as Annex A to the Proxy Statement and incorporated herein by reference.

(d)(2)	Voting Agreement, dated as of October 20, 2013, by and among NTS, Inc., T3 North Intermediate Holdings, LLC and Guy Nissenson, which is attached as Annex B to the Proxy Statement and incorporated herein by reference.

(d)(3)*	Rollover Agreement, dated as of October 20, 2013, by and between T3 North Holdings, LLC and Guy Nissenson.

(f)	None.

(g)	None.

* Previously filed by this Transaction Statement on November 22, 2013.

** Previously filed by this Transaction Statement on December 24, 2013.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Transaction Statement is true, complete and correct.

NTS, INC.

June 6, 2014	By:	/s/ Niv Krikov
Name: Niv Krikov
Title: Chief Financial Officer

TOWER THREE PARTNERS LLC

	By:	/s/ William D. Forrest
William D. Forrest
Managing Member

TOWER THREE PARTNERS FUND II LP

	By:	Tower Three Partners Fund II GP LP, its general partner

	By:	Tower Three Partners Fund II GP LLC

	By:	/s/ William D. Forrest
Name: William D. Forrest
Title: Managing Member

TOWER THREE PARTNERS FUND II GP LP

	By:	Tower Three Partners Fund II GP LLC, its general partner

	By:	/s/ William D. Forrest
Name: William D. Forrest
Title: Managing Member

TOWER THREE PARTNERS FUND II GP LLC

	By:	/s/ William D. Forrest
Name: William D. Forrest
Title: Managing Member

T3 NORTH HOLDINGS LLC

	By:	/s/ Christopher Jacobs
Name: Christopher Jacobs
Title: Secretary

T3 NORTH INTERMEDIATE HOLDINGS LLC

	By:	/s/ Christopher Jacobs
Name: Christopher Jacobs
Title: Secretary

NORTH MERGER SUB, INC.

	By:	/s/ Christopher Jacobs
Name: Christopher Jacobs
Title: Secretary

GUY NISSENSON

	By:	/s/ Guy Nissenson
Name: Guy Nissenson

SIGNATURE PAGE TO SCHEDULE 13E-3